Exhibit 99.7

August 2, 2017

One Horizon Group, Inc.

Attn: Board of Directors

Tl-017 Tierney Building

University of Limerick

Limerick Ireland

Attention:

Re:	Side Letter To Whom It May Concern:

Reference is hereby made to that certain Agreement, dated as of the date hereof, by and between One Horizon Group, Inc., a Delaware corporation (the “Company”) and Dachao Asset Management (Shanghai) Co., LTD (“Dachao”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

In consideration of Dachao’s agreement not to demand payment of the Convertible Debenture on or prior to October 1, 2017, the Company agrees that from and after the date hereof and until such time as Dachao beneficially owns less than 30% of the Company’s common stock, neither the Company nor any of its affiliates shall take any of the following actions without the prior written consent of Dachao:

(i)	issue, offer, sell or grant any shares of the Company’s capital stock to any person or entity;

(ii)	issue any secured or unsecured indebtedness or similar instrument or or related guarantee; or

(iii)	consummate any merger, acquisition or similar transaction except for any acquisition of an asset in the ordinary course of business and consistent with past practice.

This letter agreement shall be governed by the laws of the State of New York without regard to any conflict of law or choice of law principles. This letter agreement may be executed by the parties hereto in counterparts, each of which when so executed and delivered to the other party hereto by letter, fax or pdf shall be deemed an original.

Please confirm your agreement to the foregoing by signing and returning a copy of this letter.

Sincerely,

Dachao Asset Management (Shanghai) Co., LTD

By: /s/ Zhanming Wu

Name: Zhanming Wu

Title

Acknowledged and Agreed:

One Horizon Group, Inc.

By: /s/ Martin Ward

Name: Martin Ward

Title: Chief Financial Officer